Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 7 DATED JULY 7, 2017
TO THE PROSPECTUS DATED APRIL 27, 2017
This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated April 27, 2017, Supplement No. 2 dated May 18, 2017, which consolidated and replaced all previous supplements to the prospectus, Supplement No. 3, dated May 30, 2017 and Supplement No. 6, dated June 23, 2017. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of common stock;

(2)	recent individually immaterial real property acquisitions; and

(3)	updates regarding our credit facility.
Status of Our Initial Public Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. As of the date of this supplement, we are publicly offering shares of Class A common stock, shares of Class I common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of July 5, 2017, we had accepted investors’ subscriptions for and issued approximately 77,507,000 shares of Class A common stock, 1,784,000 shares of Class I common stock and 22,142,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $767,759,000, $16,244,000 and $212,120,000, respectively, for total gross proceeds raised of $996,123,000. As of July 5, 2017, we had approximately $1,353,877,000 in Class A shares, Class I shares and Class T shares of common stock remaining in the Offering.
Recent Individually Immaterial Real Property Acquisitions
The following information replaces in its entirety the first sentence of the second full paragraph on page 14 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the second full paragraph on page 108 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of July 7, 2017, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned a combination of the fee simple interest and leasehold interest in 62 properties located in various states, consisting of approximately 4,630,000 gross rentable square feet of commercial space. As of July 7, 2017, our properties that are subject to net leases have a consolidated weighted average yield of 7.78%. As of July 7, 2017, our leases have average annual rent escalations of 2.14%.

The following information replaces in its entirety the first sentence of the first full paragraph on page 109 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of July 7, 2017, we purchased, since inception, 52 individually immaterial properties for an aggregate purchase price of approximately $1,105,052,000 plus closing costs, with total annualized base rent at acquisition of approximately $76,267,000.
The following information supplements, and should be read in conjunction with, the table beginning on page 109 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
The following table summarizes the three individually immaterial properties acquired since June 15, 2017:

Property Description*	Location	MSA/µSA (1)	Date Acquired	Contract Purchase Price (2)	Property Taxes		Acquisition Fees Paid to Sponsor (3)	Major Tenants (4)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Sunnyvale Data Center	Sunnyvale, CA	San Jose-Sunnyvale-Santa Clara, CA	06/28/2017	$36,800,000	$626,505	(5)	$736,000	Qwest Communications International, Inc.	76,573	100.00%	100.00%	09/30/2026
Texas Rehab - San Antonio	San Antonio, TX	San Antonio-New Braunfels, TX	06/29/2017	$14,500,000	$131,205	(5)	$290,000	Post Acute Medical at San Antonio, LLC	44,746	100.00%	100.00%	01/31/2027
Cincinnati Data Center	Cincinnati, OH	Cincinnati, OH-KY-IN	06/30/2017	$10,260,000	$221,667	(5)	$205,200	General Electric Company	69,826	100.00%	100.00%	06/30/2027

(1)	Our properties are located in the metropolitan statistical areas, or MSAs, of their respective cities and as such may compete with other facilities for tenants if the current leases are not renewed.

(2)	Contract purchase price excludes acquisition fees and costs.

(3)
Acquisition fees paid to the sponsor only include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. They do not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 83 of the prospectus.

(4)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.

(5)	Represents the real estate taxes for 2016.

*	We believe the properties are suitable for their present and intended purposes, and are adequately covered by insurance.
Credit Facility
The following information supplements, and should be read in conjunction with, the table on page 115 contained in the "Investment Objectives, Strategy and Policies — Entry into a Credit Facility" section of the prospectus:
The following table presents information on the data center property added to the pool availability on June 28, 2017 in which Carter Validus Operating Partnership II, LP, or CVOP II, pledged a security interest that serves as collateral for the KeyBank Credit Facility.

Property	Date Added	Pool Availability
Sunnyvale Data Center	06/28/2017	$20,240,000
In addition, on June 28, 2017, CVOP II removed a healthcare property from the collateralized pool of the KeyBank Credit Facility Agreement and subsequently refinanced such property through a loan with Siemens Financial Services, Inc., which decreased CVOP II’s total pool availability under the KeyBank Credit Facility Agreement by approximately $18,645,000.
As of July 7, 2017, we had a total pool availability under the KeyBank Credit Facility Agreement of $361,236,000 and an aggregate outstanding principal balance of $275,000,000. As of July 7, 2017, $86,236,000 remained to be drawn on the KeyBank Credit Facility Agreement.

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